    INVESTMENT PARTNERS ASSET MANAGEMENT
  10 Station Place, Metuchen NJ  08840 Tel: 732-205-0391 Fax: 732-205-0395

September 17, 2015

Board of Managers
Sanchez Production Partners LP
1000 Main Street, Suite 3000
Houston, Texas 77002
Attention: Corporate Secretary

Re:          Request for Conference Call with Board of Sanchez Production Partners LP
(SPP or The Partnership)

Dear Sirs,

We hereby request a conference call in the immediate future with SPP’s Board of Managers.  It has been more than two years since Sanchez Energy (SN) became involved with Sanchez Production Partners (formerly Constellation Energy Partners).  While outside investors expected that having an active sponsor could lead to an increase in market value and a resumption of cash distributions, unfortunately, for a variety of reasons, the opposite has occurred.  It should be noted, however, that for its part, Sanchez Energy and its affiliates have benefited at least to some degree from the relationship with the partnership in that they have received fees under a service agreement and sold properties to SPP in exchange for cash and partnership interests.  Most recently, for example, in March 2015, the partnership utilized the majority of the spare capacity authorized under its credit facility to purchase from SN the production from 59 wellbores in the Eagleford - which apparently won’t ramp up to a majority working interest until 2019. Total consideration paid by SPP in this transaction was approximately $85 million.  (As we sit here today, though, not even six months later, SPP has a market value of only roughly $13 million.)

We understand from the Q2 earnings call last month that SPP is attempting to raise capital to acquire midstream assets, which you view as a key step in creating value and resuming distributions.  Specifically, on that call, management commented to the effect that the partnership would attempt to conduct this raise at a significant premium to the current market price (a goal of $20.00 per partnership interest was discussed) in order pay out a 10% cash yield at the so-called minimum quarterly distribution of $0.50/quarter/partnership interest.  We whole-heartedly applaud this effort, but believe that SPP’s board (and SN) should also evaluate additional measures to restore confidence in SPP.   Therefore we ask that you consider taking the following steps:

1)
If you are unable to raise the institutional round of financing at the valuation you anticipate, consider an asset swap with SN and its affiliates.  Specifically, SPP should contemplate trading its legacy assets, associated hedge book, drop downs, and debt to SN and affiliates in exchange for midstream and/or pipeline systems owned by SN and/or affiliates.  This swap would be based on the assumption that the $20mm EBITDA run rate currently generated by SPP with its existing mix of assets would be replaced by at least $20mm EBITDA from the midstream assets.  Assuming the new SPP would then have $2.00/share or more of distribution capacity, and would be debt free, we believe it could then be positioned for future capital raises to finance growth on more attractive terms.  On the other side of the transaction, SN and its affiliates would take back approximately 4,400 boe/d production for around $30,000 per flowing barrel as well as reserves of roughly 20mm boe resulting in a $6.00 finding cost.

2)
If unable to perform the asset swap discussed above, significantly revise the terms of the March 2015 purchase of Eagleford assets to make the arrangement more favorable economically to SPP.  This could include, but not be limited to, a material timeframe acceleration and substantial increase in working interest attributable to the partnership.

3)
Issue a public statement from SN and its affiliates that they intend to support SPP and, if necessary, serve as guarantors of the partnership’s debt unless and until the contemplated institutional round of financing can be raised, and minimum quarterly distributions resumed.

4)
Communicate publicly that SN and its affiliates intend to make a leadership investment in the anticipated institutional round at the anticipated $20.00-per-partnership-interest level discussed on the recent earnings call.

5)	Publicly communicate a specific plan of operational and administrative cost reduction with a rigid timetable and milestones.

6)	Add a board member to represent the interests of outside minority investors. We have a number of candidates for your consideration in this regard.

7)
If you are unable to return SPP to paying distributions at the minimum quarterly distribution rate of $0.50 by year-end 2015, consider merging the partnership into a different sponsor’s viable, cash-distributing master limited partnership.

Additionally, we may soon contact investment bankers, consultants, purchasers of energy assets, potential board members, or other individuals, asking them to propose strategies to restore distributions and/or otherwise unlock value for investors.  Some of those strategies may include, among other things, arranging for alternative methods of financing, merging SPP, or even making a tender offer for the entire partnership.  Should such proposals emerge, it is expected that any such professionals, consultants, or specialists would contact SPP directly and not involve individuals from our firm in the discussions.

I hope you agree that it’s in everyone’s interest for SPP to be a financially-sound, cash-distributing entity.  We believe there are still many options available to the partnership, but also assert that action needs to be taken immediately to establish credibility.  In light of SPP’s long-term market performance and continued status as a non-distributing master limited partnership, as fiduciaries with a duty of care and an undivided loyalty to all partners, you must consider and pursue all strategies which can unlock value and cashflow for investors.

We look forward to our upcoming call with you.

Regards,

/s/ Gregg Abella
Gregg Abella